June 2015
Pricing Sheet dated June 19, 2015 relating to
Preliminary Terms No. 401 dated June 12, 2015
Registration Statement No. 333-199966
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities due June 22, 2018
Based on the Performance of the Market Vectors Gold Miners ETF
 Principal at Risk Securities

Pricing TERMS — June 19, 2015
Issuer:	JPMorgan Chase & Co.
ETF Shares:	Shares of the Market Vectors Gold Miners ETF
Aggregate principal amount:	$6,490,500
Early redemption:
If, on any determination date (other than the final determination date), the closing price of one ETF Share is greater than or equal to the initial share price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date.  No further payments will be made on the securities once they have been redeemed.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:
•         If, on any determination date, the closing price or the final share price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2625 (2.625% of the stated principal amount) per security on the related contingent payment date.
•         If, on any determination date, the closing price or the final share price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:
September 21, 2015, December 21, 2015, March 21, 2016, June 20, 2016, September 19, 2016, December 19, 2016, March 20, 2017, June 19, 2017, September 19, 2017, December 19, 2017, March 19, 2018 and June 19, 2018, subject to postponement for non-trading days and certain market disruption events.  We also refer to June 19, 2018 as the final determination date.

Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final share price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final share price is less than the downside threshold level:	(i) the stated principal amount times (ii) the share performance factor. This amount will be less than 75% of the stated principal amount and could be zero.
Share performance factor:	final share price / initial share price
Downside threshold level:	$13.98, which is equal to 75% of the initial share price
Initial share price:	$18.64, which was the closing price of one ETF Share on the pricing date
Final share price:	The closing price of one ETF Share on the final determination date
Share adjustment factor:
The share adjustment factor is referenced in determining the closing price of one ETF Share and is set initially at 1.0 on the pricing date.  The share adjustment factor is subject to adjustment in the event of certain events affecting the ETF Shares.  See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement no. 4a-I.

Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	June 19, 2015
Original issue date (settlement date):	June 24, 2015
Maturity date:
June 22, 2018, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

CUSIP/ISIN:	48127X336 / US48127X3364
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.20(2)	$9.75
		$0.05(3)
Total	$6,490,500.00	$162,262.50	$6,328,237.50
(1)
See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.

(2)
JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”).  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security
The estimated value of the securities on the pricing date as determined by JPMS was $9.586 per $10 stated principal amount security.  See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.
The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, underlying supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.  Please also see “Additional Information about the Securities” in the accompanying preliminary terms.
Preliminary terms no. 401 dated June 12, 2015: http://www.sec.gov/Archives/edgar/data/19617/000114036115024141/formfwp.htm
Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.